FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated September 5, 2005

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom
Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Gabriella Pászti	Magyar Telekom IR	+36 1 458 0332
investor.relations@telekom.hu

Change in the number of Magyar Telekom’s treasury shares

Budapest – September 5, 2005 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that due to options exercised as part of the company’s management incentive program the number of treasury shares held by Magyar Telekom declined from 3,378,873 to 3,285,507 as of September 2, 2005 and from 3,285,507 to 3,264,307 as of September 5, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: September 5, 2005